04001391

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51820 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ELECTRONIC GLOBAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 FIFTH AVENUE, SUITE 709
(No. and Street)

NEW YORK (City) NEW YORK (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANDREW PAINE (212) 286-1245
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name – *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311 (Address) LARKSPUR (City) CALIFORNIA (State) 94939 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

RECEIVED FEB 12 2004 SECTION 187 PROCESSING

| **FOR OFFICIAL USE ONLY** |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, ANDREW PAINE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ELECTRONIC GLOBAL SECURITIES, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

KEVIN P. MAHONEY
Notary Public, State of New York
No. 01MA6011950
Qualified in Nassau County
Commission Expires August 17, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) [illegible] Independent auditors' supplemental report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## CONTENTS

*CLARIDAD & CROWE*

**Certified Public Accountants**
**A Partnership of Professional Corporations**

101 Larkspur Landing Circle, Suite 311
Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

# INDEPENDENT AUDITOR'S REPORT

To the Shareholder
Electronic Global Securities, Inc.
San Francisco, California

We have audited the statement of financial condition of Electronic Global Securities, Inc. (a wholly-owned subsidiary of Electronic Global Holdings Limited), a California corporation as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electronic Global Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 13 is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Claridad & Crowe

**CERTIFIED PUBLIC ACCOUNTANTS**

February 2, 2004

**ELECTRONIC GLOBAL SECURITIES, INC.**
**(A Wholly-Owned Subsidiary of Electronic Global Holdings Limited)**

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2003**

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 484,121 |
| Due from clearing broker | 52,719 |
| Deposit with clearing broker (securities at market value) | 151,489 |
| Due from affiliate | 59,995 |
| Other receivables | 3,276 |
| Prepaid expenses | 6,622 |
| Deposits | 47,957 |
| Furniture and equipment, net of accumulated depreciation of $ 71,565 | 49,752 |
| | $ 855,931 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities | |
| Accounts payable | $ 88,454 |
| Accrued payroll | 6,732 |
| Due to clearing broker | 271 |
| Total liabilities | 95,457 |
| Stockholder's equity | |
| Common stock, 100,000 shares authorized, 23, 000 shares issued and outstanding | 75,000 |
| Additional paid in capital | 4,091,709 |
| Deficit | (3,406,235) |
| | 760,474 |
| | $ 855,931 |

See notes to financial statements.

# ELECTRONIC GLOBAL SECURITIES, INC.
## (A Wholly-Owned Subsidiary of Electronic Global Holdings Limited)

## STATEMENT OF OPERATIONS

### For the Year Ended December 31, 2003

| | |
|---|---|
| REVENUES | |
| Commissions income | $ 605,047 |
| Interest | 1,963 |
| | 607,010 |
| EXPENSES | |
| Compensation | 597,936 |
| Communications and data processing | 343,576 |
| Clearing costs | 182,352 |
| Professional fees | 36,636 |
| Depreciation | 22,303 |
| Occupancy | 94,388 |
| Regulatory fees | 13,339 |
| Other operating expenses | 189,111 |
| | 1,479,641 |
| LOSS BEFORE INCOME TAXES | 872,631 |
| INCOME TAXES | 800 |
| NET LOSS | $ 873,431 |

See notes to financial statements.

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Electronic Global Holdings Limited)

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

### For the Year Ended December 31, 2003

| | Common Stock No. | Common Stock Amount | Additional Paid-in Capital | (Deficit) | Total |
|---|---|---|---|---|---|
| Balance, December 31, 2002 | 23,000 | $ 75,000 | $2,727,369 | $(2,532,804) | $ 269,565 |
| Additional paid in capital | | | 1,364,340 | | 1,364,340 |
| Net loss | | - | | (873,431) | (873,431) |
| Balance, December 31, 2003 | 23,000 | $ 75,000 | $4,091,709 | $(3,406,235) | $ 760,474 |

See notes to financial statements.

**ELECTRONIC GLOBAL SECURITIES, INC.**
**(A Wholly-Owned Subsidiary of Electronic Global Holdings Limited)**

**STATEMENT OF CASH FLOWS**

**For the Year Ended December 31, 2003**

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net loss | $ (873,431) |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 22,303 |
| Change in assets and liabilities: | |
| Decrease in due from clearing broker | 69 |
| (Increase) in deposit with clearing broker | (1,448) |
| (Increase) in due from affiliate | (59,995) |
| Decrease in employee advances | 18,031 |
| (Increase) in other receivables | (42,734) |
| (Increase) in prepaid expenses | (2,552) |
| (Increase) in other assets | (42,267) |
| Increase in accounts payable | 65,302 |
| Increase in accrued payroll | 6,732 |
| Net adjustments | (36,559) |
| Net cash used by operating activities | (909,990) |
| CASH FLOWS FROM INVESTING ACTIVITIES | |
| Cash payments for purchase of equipment | (23,003) |
| Net cash used by investing activities | (23,003) |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Additional paid in capital contributed | 1,364,340 |
| Net cash provided by financing activities | 1,364,340 |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 431,347 |
| CASH AND CASH EQUIVALENTS, beginning of year | 52,774 |
| CASH AND CASH EQUIVALENTS, end of year | $ 484,121 |

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

| | | |
|---|---|---|
| Cash paid during the year for: | Income taxes | $ 800 |
| | Interest | $ 0 |

See notes to financial statements.

# NOTES TO FINANCIAL STATEMENTS

## For the Year Ended December 31, 2003

NOTE A – Summary of Significant Accounting Policies

Organizational Structure and Business Activity

Electronic Global Securities, Inc. (the Company), a California corporation, was incorporated in 1999, and is a wholly owned subsidiary of Electronic Global Holdings Limited, a foreign corporation. The Company was registered as a broker-dealer under the Securities and Exchange Act of 1934 in February, 2000, and is also a member of the National Association of Securities Dealers. The Company engages in the brokerage of securities.

Accounting

These financial statements are prepared using the accrual method of accounting.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Furniture and Equipment

Equipment purchases greater than $500 are recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the accelerated method over the estimated useful life (5 to 7 years) of the asset.

Income Taxes

Deferred income taxes are provided for differences in timing or reporting income for financial statement and income tax purposes. The principal differences relate to differences in recognizing revenues and expenses (cash basis for tax purposes) and in depreciation methods.

Due from Affiliate

Due from affiliate represent advances to another wholly-owned subsidiary of Electronic Global Holdings Limited, the parent company.

NOTE A – Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Commissions are related to securities transactions and are recorded on a trade date basis.

Regulatory Requirements

The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who clear all customer transactions through another broker-dealer on a fully disclosed basis.

NOTE B – Concentrations of Credit Risk

The Company's revenues and related receivables are predominantly from securities firms.

NOTE C – Retirement Plan

The Company sponsors a 401(k) Plan so that employees may contribute a portion of their pretax income into a retirement fund. Matching employer contributions to the plan are discretionary. For the year ended December 31, 2003, the Company did not contribute to the 401(k) Plan to supplement employee contributions.

NOTE D – Lease Commitments

Operating Leases

Aggregate annual rentals for the Company's office in New York under a noncancellable operating lease with an original term in excess of one year is as follows:

| | |
|---|---|
| 2004 | $ 61,500 |
| 2005 | 61,500 |
| 2006 | 30,800 |
| | $ 153,800 |

Office rent expense of $94,388 for the year ended December 31, 2003 is included in occupancy in the statement of operations.

NOTE E – Economic Dependence

The Company incurred a net loss of $873,431 during the year ended December 31, 2003, and as of that date, has an accumulated deficit of $3,406,235. These factors, as well as the uncertain conditions that the Company faces relative to the success of it's operating plans create an uncertainty as to the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon the success of the plan and the continued contributions of paid-in capital by the parent company. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE F – Income Taxes

The Company has incurred significant operating losses since inception. Since the future tax benefit of the net operating loss is dependent upon the Company attaining future profitable operations, no deferred tax benefit has been provided for. The provision for income taxes of $800 consists of the California minimum tax currently payable.

The Company has net operating loss carryforwards for tax purposes as follows:

| | | |
|---|---|---|
| Federal | $ 419,255 | Expires 2020 |
| | 1,029,349 | Expires 2021 |
| | 1,054,841 | Expires 2022 |
| | 841,881 | Expires 2023 |
| | $ 3,345,326 | |
| California | $ 424,350 | Expires 2010 |
| | 1,029,699 | Expires 2013 |
| | 1,054,589 | Expires 2013 |
| | 841,413 | Expires 2013 |
| | $ 3,350,051 | |

NOTE G – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2003, the Company's net capital is $594,623, which is $494,623, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2003 was .16 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

## ADDITIONAL INFORMATION

# ELECTRONIC GLOBAL SECURITIES, INC.
## (A Wholly-Owned Subsidiary of Electronic Global Holdings Limited)

## COMPUTATION OF NET CAPITAL

**December 31, 2003**

| | |
|---|---|
| NET CAPITAL | |
| Stockholder's equity | $ 760,474 |
| Less nonallowable assets: | |
| Due from clearing broker | (1,525) |
| Due from affiliate | (59,995) |
| Prepaid expenses | (6,622) |
| Deposits | (47,957) |
| Furniture and equipment, net | (49,752) |
| NET CAPITAL | $ 594,623 |
| AGGREGATE INDEBTEDNESS | |
| Items included in statement of financial condition | |
| Accounts payable | $ 88,454 |
| Accrued payroll | 6,732 |
| Due to clearing broker | 271 |
| | $ 95,457 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS | |
| Minimum net capital requirement (6-2/3 % of aggregate indebtedness) | $ 100,000 |
| Net capital in excess of minimum requirement | $ 494,623 |
| Ratio of aggregate indebtedness to net capital | .16 to 1 |
| RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31) | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ 594,623 |
| Net capital as reported herein | $ 594,623 |
| Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report | $ 95,473 |
| Rounding | (16) |
| Aggregate indebtedness, as reported herein | $ 95,457 |

*CLARIDAD & CROWE*

**Certified Public Accountants**
**A Partnership of Professional Corporations**

101 Larkspur Landing Circle, Suite 311
Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

February 2, 2004

To the Stockholder
Electronic Global Securities, Inc.
San Francisco, California

We have audited the financial statements of Electronic Global Securities, Inc. (a wholly-owned subsidiary of Electronic Global Holdings Limited), for the year ended December 31, 2003, and have issued our report thereon dated February 2, 2004. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Electronic Global Securities, Inc., that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Electronic Global Securities, Inc., taken as a whole. Our study and evaluation disclosed no condition that we believed to be of material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Cherdoff & Gowe

**CERTIFIED PUBLIC ACCOUNTANTS**